SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                             (AMENDMENT NO. 4)

                 Under the Securities Exchange Act of 1934


                 Boise Cascade Office Products Corporation
                 ------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
                  ----------------------------------------
                       (Title of Class of Securities)


                                097403-10-9
                                ------------
                               (CUSIP Number)


                              John W. Holleran
        Senior Vice President, Human Resources, and General Counsel
                         Boise Cascade Corporation
                                P.O. Box 50
                            Boise, ID 83728-0001
                               (208) 384-6161
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



                               March 13, 2000
                       -----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




   CUSIP NO. 097403-10-9
   ------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  BOISE CASCADE CORPORATION
                  (I.R.S. EMPLOYER IDENTIFICATION NO.:  82-0100960)
   ------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
                                                    Not applicable
   ------------------------------------------------------------------------
     (3)  SEC USE ONLY

   ------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                  WC and/or BK
   ------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
   ------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
   ------------------------------------------------------------------------
                                    (7)  SOLE VOTING POWER
           NUMBER OF                            53,398,724
            SHARES                  --------------------------------------
         BENEFICIALLY               (8)  SHARED VOTING POWER
           OWNED BY                             -0-
          REPORTING                 --------------------------------------
           PERSON                   (9)  SOLE DISPOSITIVE POWER
            WITH                                53,398,724
                                    --------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                                -0-
   -----------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -53,398,724-
   -----------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                                  ( )
                                    Not applicable
   -----------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
            -Approximately 81%
   -----------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
                  CO
   -----------------------------------------------------------------------



            ITEM 4.   PURPOSE OF TRANSACTION.

            Boise Cascade has signed an Agreement and Plan of Merger with Boise Cascade Office Products under which it will commence an offer to purchase all of the publicly held shares of Boise Cascade Office Products for $16.50 per share in cash. The previously announced proposal was accepted by the special committee of the board of directors of Boise Cascade Office Products. The special committee determined that the proposed price of $16.50 per share is fair to the public stockholders and recommends that they tender their shares pursuant to the offer.

            Under the merger agreement, Boise Cascade will commence a tender offer for the shares as soon as practicable.


            ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1:  Press release dated March 13, 2000



                                 SIGNATURE

            After reasonable inquiry and to the best knowledge and belief, each such person certifies that the information set forth in this statement is true, complete and correct.


                                    BOISE CASCADE CORPORATION


Date: March 13, 2000                By:  /s/ Karen E. Gowland
                                        ------------------------------------
                                    Name:  Karen E. Gowland, Vice President,
                                           Associate General Counsel, and
                                              Corporate Secretary